The Loev Law Firm, PC
6300 West Loop South, Suite 280
Bellaire, Texas 77401
Telephone (713) 524-4110
 Facsimile (713) 524-4122

September 21, 2012

Mr. Edward M. Kelly
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Telephone Number: (202) 551-3728

Re:	Sandalwood Ventures Ltd. Amendment 1 to Current Report on Form 8-K Filed August 27, 2012 File No. 0-54507

Dear Mr. Kelly:

We are providing you the following responses to your comment letter dated September 10, 2012 on behalf of Sandalwood Ventures Ltd. (the “Company”, “we” or us”). The Company’s responses are keyed to the number of each comment in your letter. For the convenience of the Staff's review, we have set forth the comment in the letter above each respective response.

We depend on a limited number of key suppliers for our products and to provide us with ancillary supply chain services ..., page 19

1.
Refer to comment 27 in our August 2, 2012 letter. Advise what consideration you have given to filing the non-disclosure agreement with Kleen Flow Tumbler as an exhibit to the Form 8-K. See Item 601(b)(10) of Regulation S-K.

The Company has filed a copy of the non-disclosure agreement with Kleen Flow Tumbler as an exhibit to this amended Form 8-K filing.

2.
Please reconcile the disclosure here that "We do not have any agreements (other than standard supplier/purchaser agreements" with the disclosure on page 10 that "Eco-Tek does not have any agreements in place with any suppliers or manufacturers."

The Company has advised us that it does not have any written agreements in place with any suppliers or manufacturers.  The Company has amended the relevant paragraph accordingly.

Exhibit 99.1

Prior Comment 38

3.
As previously requested, please revise your statement in note 1 to your fiscal year 2011 audited financial statements to clarify the inconsistency between your disclosure in note 1 and your revised disclosures on pages 13 and 24 of Form 8-K/Al. In this regard, it does not appear as though you developed the Clik Tech Engine Treatment formula used in your current products as you note Dr. Nacson developed the formula and holds the patents.

Further, it does not appear that you hold the proprietary rights to the products but rather hold exclusive rights to use the formula and any other products and intellectual property created by Dr. Nacson for use in the automotive industry.

The Company has clarified the disclosure in note 1 as you have requested and has re-filed the updated financials as an exhibit to the amended Form 8-K.

Prior Comment 39

4.
As previously requested, please include your accounting policy for recognizing research and development costs, including the specific activities and specific types of costs that you consider to be research and development in note 3 to your fiscal year 2011 audited financial statements, as an amendment to your Form 8-K. Please refer to ASC 730-10-25-1-25-2 and ASC 730-10-55 for guidance. Please also disclose the amounts recognized in your consolidated financial statements for each period presented. Please refer to ASC 730-10-50-1.

The Company has amended its disclosures to include its accounting policy for recognizing research and development costs as you have requested and has disclosed the amounts recognized for each period presented in the re-filed amended financial statements filed as an exhibit to the Form 8-K.

5.
We note the types of activities that are included in your research and development expenses. It is unclear how you determined that (a) improvement in the quality of existing products and (b) improvement and modernization of production processes meet the definition of research and development costs. Please refer to ASC 730-10-55-2.d. and 55-2.h. for guidance. Please also explain how the marketing of your products is a research and development cost rather than a selling cost. To the extent that you are unable to demonstrate that these types of costs meet the definition of research and development costs, please revise your disclosure for the amount of research and development costs recognized during the periods presented to eliminate these costs. Finally, please provide specific descriptions of the activities that constitute the development of innovative and cost effective "green" products.

The Company’s current research and development activities principally involve the enhancement and modification of the formulation or design of its products or production processes which is in line with ASC 730-10-55-2.e. Accordingly, the Company has revised and clarified the description of these activities, as previously provided, by removing the references to other activities referenced above.  The Company has also updated the research and development accounting policy in the Form 8-K.  As such, the Company believes that the question regarding providing specific descriptions of the activities that constitute the development of innovative and cost effective "green" products is no longer relevant.

Very truly yours,

/s/ John S. Gillies
John S. Gillies
Associate
The Loev Law Firm, PC

Sandalwood Ventures, Ltd.
15-65 Woodstream Blvd,
Woodbridge, Ontario, Canada L4L 7X6

Sandalwood Ventures, Ltd. (the “Company”) acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SANDALWOOD VENTURES, LTD.

DATED: September 21, 2012	By: /s/ Ronald Kopman
Ronald Kopman
President (Principal Executive Officer)
and Chief Financial Officer (Principal Financial Officer/Principal Accounting Officer)